SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/8/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
375,012

8. SHARED VOTING POWER
504,825

9. SOLE DISPOSITIVE POWER
375,012
_______________________________________________________

10. SHARED DISPOSITIVE POWER
504,825



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
879,837 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.99%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
375,012

8. SHARED VOTING POWER
504,825

9. SOLE DISPOSITIVE POWER
375,012
_______________________________________________________

10. SHARED DISPOSITIVE POWER
504,825



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
879,837 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.99%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
375,012

8. SHARED VOTING POWER
504,825

9. SOLE DISPOSITIVE POWER
375,012
_______________________________________________________

10. SHARED DISPOSITIVE POWER
504,825



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
879,837 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.99%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
375,012

8. SHARED VOTING POWER
504,825

9. SOLE DISPOSITIVE POWER
375,012
_______________________________________________________

10. SHARED DISPOSITIVE POWER
504,825



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
879,837 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.99%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13D filed July 11, 2017 Except as specifically set forth herein, the Schedule 13D remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on July 10,2017, there were 17,641,105 shares of common stock outstanding as of April 30, 2017. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of September 8, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 879,837 shares of GLQ (representing 4.99% of GLQ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 879,837 shares of GLQ include 375,012 shares (representing 2.13% of GLQ's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full
Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity
Partners, LP (collectively,"Bulldog Investors Group of Funds"). All other shares included in the aforementioned 879,837 shares of GLQ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 504,825 shares (representing 2.86% of GLQ's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 375,012 shares. Bulldog Investors, LLC has shared power to dispose of and vote 504,825 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of GLQ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 8/29/17 the following shares of GLQ were sold:

Date:		        Shares:		Price:
08/29/17		(11,622)	13.2708
08/30/17		(6,600)		13.3330
08/31/17		(6,211)		13.4739
09/01/17		(13,700)	13.5541
09/05/17		(1,509)		13.4416
09/06/17		(697)		13.4269
09/07/17		(2,448)		13.4452
09/08/17		(5,771)		13.4631




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) The Reporting Persons ceased to be the beneficial owner of more than 5% of GLQ's common stock on September 8, 2017 based on the N-CSRS filed July 10, 2017


ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/11/17

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.